This Amended and Restated Pricing Supplement No. 2022-USNCH12019 is being filed to revise the estimated value.

Amended and Restated Pricing Supplement No. 2022—USNCH12019 to Prospectus Supplement and Prospectus each dated May 11, 2021

Filed Pursuant to Rule 424(b)(3)

Registration Statement Nos. 333-255302 and 333-255302-03

Dated May 9, 2022

Citigroup Global Markets Holdings Inc. $2,728,000 Market Linked Notes

Linked to an Equally Weighted Basket of Commodities and Commodity Futures Contracts Due July 12, 2024

All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Investment Description

The Market Linked Notes offered by this pricing supplement (the “notes”) are unsecured, unsubordinated debt obligations of Citigroup Global Markets Holdings Inc. (the “issuer”), guaranteed by Citigroup Inc. (the “guarantor”), with a return at maturity linked to the performance of an equally weighted basket (the “basket”) consisting of the commodities and commodity futures contracts specified below (each, a “basket commodity”). If the basket return is positive, the issuer will repay the stated principal amount of the notes at maturity and pay a return equal to the basket return multiplied by the upside gearing. If the basket return is zero or negative, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. Investing in the notes involves significant risks. You will not receive coupon payments during the 26-month term of the notes. The repayment of the stated principal amount applies only if you hold the notes to maturity. Any payment on the notes, including any repayment of the stated principal amount provided at maturity, is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you might not receive any amounts owed to you under the notes and you could lose your entire investment.

Features	Key Dates

❑ Enhanced Growth Potential — If the basket return is positive, the issuer will repay the stated principal amount of the notes at maturity and pay a return equal to the basket return multiplied by the upside gearing. The upside gearing feature will provide leveraged exposure to positive performance of the basket.

❑ Repayment of Principal at Maturity — If the basket return is zero or negative, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. The repayment of the stated principal amount applies only if you hold the notes to maturity. Any payment on the notes is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you might not receive any amounts owed to you under the notes and you could lose your entire investment.

Trade date	May 9, 2022
Settlement date	May 12, 2022
Final valuation date[1]	July 9, 2024
Maturity date	July 12, 2024
[1] See page PS-3 for additional details.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT SECURITIES. THERE IS CREDIT RISK INHERENT IN PURCHASING AN OBLIGATION OF CITIGROUP GLOBAL MARKETS HOLDINGS INC. THAT IS GUARANTEED BY CITIGROUP INC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND, ACCORDINGLY, MAY HAVE LIMITED OR NO LIQUIDITY.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “SUMMARY RISK FACTORS” BEGINNING ON PAGE PS-4 OF THIS PRICING SUPPLEMENT IN CONNECTION WITH YOUR PURCHASE OF THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE VALUE OF, AND THE RETURN ON, YOUR NOTES.

Notes Offering

We are offering Market Linked Notes Linked to an equally weighted basket of eight basket commodities. The basket commodities are listed below and described in more detail beginning on page PS-12 of this pricing supplement. Any return at maturity will be determined by the performance of the basket. The notes are our unsecured, unsubordinated debt obligations, guaranteed by Citigroup Inc., and are offered at the issue price described below.

Basket Commodities	Bloomberg Ticker*	Basket Weighting	Initial Commodity Price	Initial Basket Level	Upside Gearing	CUSIP/ ISIN
West Texas Intermediate (“WTI”) light sweet crude oil futures	CL1	12.5%	$103.09	100.00	1.30	17330FSV4 / US17330FSV49
Brent crude oil futures	CO1	12.5%	$105.94
Natural gas futures	NG1	12.5%	$7.026
Corn futures	C 1	12.5%	$772.00
Soybeans futures	S 1	12.5%	$1585.25
Wheat futures	W 1	12.5%	$1092.75
Grade A copper spot price	LOCADY	12.5%	$9,160.00
Special high-grade zinc spot price	LOZSDY	12.5%	$3,655.00

*Bloomberg ticker symbols are being provided for reference purposes only. The commodity price for each basket commodity will be determined as described under “Additional Terms of the Notes—Determining the Commodity Price of a Basket Commodity” in this pricing supplement.

See “Additional Terms Specific to the Notes” in this pricing supplement. The notes will have the terms specified in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Issue Price(1)	Underwriting Discount(2)	Proceeds to Issuer
Per note	$1,000.00	—	$1,000.00
Total	$2,728,000.00		$2,728,000.00

(1) On the date of this pricing supplement, the estimated value of the notes is $964.00 per note, which is less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, acting as principal, has agreed to purchase from Citigroup Global Markets Holdings Inc., and Citigroup Global Markets Holdings Inc. has agreed to sell to CGMI, the aggregate stated principal amount of the notes set forth above for $1,000.00 per note. UBS Financial Services Inc. (“UBS”), acting as agent for sales of the notes, to purchase from CGMI, and CGMI has agreed to sell to UBS, all of the notes for $1,000.00 per note. UBS will not receive any underwriting discount for any note it sells in this offering. UBS proposes to offer the notes to the public at a price of $1,000.00 per note. For additional information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc.	UBS Financial Services Inc.

Additional Terms Specific to the Notes

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes.

You may access the accompanying prospectus supplement and prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website):

♦	Prospectus Supplement and Prospectus each dated May 11, 2021:

https://www.sec.gov/Archives/edgar/data/200245/000119312521157552/d423193d424b2.htm

References to “Citigroup Global Markets Holdings Inc.,” “we,” “our” and “us” refer to Citigroup Global Markets Holdings Inc. and not to any of its subsidiaries. References to “Citigroup Inc.” refer to Citigroup Inc. and not to any of its subsidiaries. In this pricing supplement, “notes” refers to the Market Linked Notes Linked to an Equally Weighted Basket of Commodities and Commodity Futures Contracts that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. The description in this pricing supplement of the particular terms of the notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus. You should carefully consider, among other things, the matters set forth in “Summary Risk Factors” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your decision to invest in the notes.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Summary Risk Factors” beginning on page PS-4 of this pricing supplement and “The Basket Commodities” beginning on page PS-12 of this pricing supplement.

The notes may be suitable for you if, among other considerations:	The notes may not be suitable for you if, among other considerations:

♦  You fully understand the risks inherent in an investment in the notes.

♦  You believe that the level of the basket will increase over the term of the notes.

♦  You can tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the basket.

♦  You do not seek current income from your investment.

♦  You understand and accept the risks associated with the basket commodities.

♦  You are willing and able to hold the notes to maturity, and accept that there may be little or no secondary market for the notes and that any secondary market will depend in large part on the price, if any, at which CGMI is willing to purchase the notes.

♦  You are willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes, and understand that if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations you might not receive any amounts due to you, including any repayment of the stated principal amount.

♦  You do not fully understand the risks inherent in an investment in the notes.

♦  You believe that the level of the basket will decline during the term of the notes and the final basket level is likely to close below the initial basket level on the final valuation date.

♦  You cannot tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the basket.

♦  You seek current income from this investment.

♦  You do not understand or accept the risks associated with the basket commodities.

♦  You are unwilling or unable to hold the notes to maturity, or you seek an investment for which there will be an active secondary market.

♦  You are not willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes, including any repayment of the stated principal amount.

Final Terms
Issuer	Citigroup Global Markets Holdings Inc.
Guarantee	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Issue price	100% of the stated principal amount per note
Stated principal amount	$1,000.00 per note
Term	26 months
Trade date	May 9, 2022
Settlement date	May 12, 2022
Final valuation date[1]	July 9, 2024
Maturity date	July 12, 2024
Upside gearing	1.30
Basket	The notes are linked to an equally weighted basket consisting of the following commodities and commodity futures contracts:
WTI light sweet crude oil futures	12.5%
Brent crude oil futures	12.5%
Natural gas futures	12.5%
Corn futures	12.5%
Soybeans futures	12.5%
Wheat futures	12.5%
Grade A copper spot price	12.5%
Special high-grade zinc spot price	12.5%

Payment at maturity (per $1,000.00 stated principal amount of notes)

If the basket return is positive, Citigroup Global Markets Holdings Inc. will pay you a cash payment per $1,000.00 stated principal amount of notes that provides you with the stated principal amount of $1,000.00 plus a return equal to the basket return multiplied by the upside gearing, calculated as follows:

$1,000.00 × (1 + (basket return × upside gearing))

If the basket return is zero or negative, Citigroup Global Markets Holdings Inc. will pay you a cash payment at maturity of:

$1,000.00 per note

In this scenario, you will not receive any return on your investment.

Basket return	final basket level – initial basket level initial basket level
Initial basket level	100.00
Final basket level	100.00 × (1 + the sum of the weighted basket commodity returns)
Weighted basket commodity return	For each basket commodity, its weighting multiplied by its basket commodity return
Basket commodity return	For each basket commodity: final commodity price – initial commodity price initial commodity price
Initial commodity price	For each basket commodity, the commodity price of that basket commodity on the trade date
Final commodity price	For each basket commodity, the commodity price of that basket commodity on the final valuation date
Commodity price	See “Additional Terms of the Notes—Determining the Commodity Price of a Basket Commodity” in this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF THE STATED PRINCIPAL AMOUNT AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER AND THE GUARANTOR. IF CITIGROUP GLOBAL MARKETS HOLDINGS INC. AND CITIGROUP INC. WERE TO DEFAULT ON THEIR OBLIGATIONS, YOU MIGHT NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline
Trade date:	The initial commodity price for each basket commodity is observed.

Maturity date:

The final commodity price is determined on the final valuation date and the basket return is calculated.

If the basket return is positive, Citigroup Global Markets Holdings Inc. will pay you a cash payment per $1,000.00 stated principal amount of notes that provides you with the stated principal amount of $1,000.00 plus a return equal to the basket return multiplied by the upside gearing, calculated as follows:

$1,000.00 × (1 + (basket return × upside gearing))

If the basket return is zero or negative, Citigroup Global Markets Holdings Inc. will pay you a cash payment at maturity of:

$1,000.00 per note

In this scenario, you will not receive any return on your investment.

[1]	Subject to postponement as described under “Additional Terms of the Notes— Consequences of a Market Disruption Event; Postponement of the Final Valuation Date” in this pricing supplement.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the basket commodities. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

♦	You may not receive any return on your investment in the notes — You will receive a positive return on your investment in the notes only if the basket appreciates from the initial basket level to the final basket level. If the final basket level is less than or equal to the initial basket level, you will receive only the stated principal amount of $1,000.00 for each note you hold at maturity and will not receive any return on your investment. As the notes do not pay any interest, even if the basket appreciates from the initial basket level to the final basket level, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

♦	The notes do not pay interest — Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

♦	Sale of the notes prior to maturity may result in a loss of principal — You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

♦	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the basket declines or does not appreciate sufficiently from the initial basket level to the final basket level — This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the approximately 26-month term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

♦	Investing in the notes is not equivalent to investing in any basket commodity. The return on the notes will not reflect the return you would realize if you actually owned any commodity or commodity futures contract. You will not have any entitlement to any commodity or any commodity underlying a commodity futures contract by virtue of your investment in the notes.

♦	Your payment at maturity depends on the commodity prices of the basket commodities on a single day — Because your payment at maturity depends on the commodity prices of the basket commodities solely on the final valuation date, you are subject to the risk that the commodity prices of the basket commodities on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the basket commodities that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of commodity prices of the basket commodities throughout the term of the notes, you might have achieved better returns.

♦	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. — Any payment on the notes will be made by Citigroup Global Markets Holdings Inc. and is guaranteed by Citigroup Inc., and therefore is subject to the credit risk of both Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive any payments that become due under the notes. As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our and Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in either of our or Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking either of our or Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

♦	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity — The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

♦	The estimated value of the notes on the trade date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price — The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (ii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

♦	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models — CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the basket commodities, the correlation among the basket commodities and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

♦	The estimated value of the notes would be lower if it were calculated based on our secondary market rate — The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

♦	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market — Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

♦	The value of the notes prior to maturity will fluctuate based on many unpredictable factors — As described under “Valuation of the Notes” below, the payout on the notes could be replicated by a hypothetical package of financial instruments consisting of a fixed-income bond and one or more derivative instruments. As a result, the factors that influence the values of fixed-income bonds and derivative instruments will also influence the terms of the notes at issuance and the value of the notes prior to maturity. Accordingly, the value of your notes prior to maturity will fluctuate based on the prices and volatility of the basket commodities, the correlation between the basket commodities, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the prices of the basket commodities may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price. The stated payout from the issuer only applies if you hold the notes to maturity.

♦	The basket commodities may offset each other — The performance of one basket commodity may not correlate with the performance of the other basket commodities. If one or more basket commodities appreciate, one or more other basket commodities may not appreciate as much or may even depreciate. In such event, the appreciation of any appreciating basket commodities may be moderated, wholly offset or more than offset by lesser appreciation or by depreciation in the prices of the other basket commodities.

♦	An investment in the notes is not a diversified investment — The fact that the notes are linked to a basket does not mean that the notes represent a diversified investment. First, although the basket commodities differ in important respects, each may perform poorly if there is a global downturn in commodities markets. Second, the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. No amount of diversification that may be represented by the basket commodities will offset the risk that we and Citigroup Inc. may default on our obligations.

♦	Investments linked to commodities are subject to sharp fluctuations in commodity prices — Investments, such as the notes, linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and commodity futures over short periods of time for a variety of reasons, including changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and commodity futures. These factors may affect the commodity prices of the basket commodities and the value of the notes in varying and potentially inconsistent ways. As a result of these or other factors, the commodity prices of the basket commodities may be, and recently have been, highly volatile.

♦	The market price of each basket commodity will affect the value of the notes — The value of the notes will depend on the commodity price of each basket commodity. Specific factors related to each basket commodity that may affect its commodity price are:

♦	Corn. The price of corn futures is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed. Negative developments in those industries may lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn. Furthermore, any changes in the policies or regulations of the Chicago Board of Trade (the “CBOT”) or other regulators could also affect the price of corn.

♦	Brent crude oil & WTI light sweet crude oil. Brent crude oil futures and WTI light sweet crude oil futures are referred to for purposes of this paragraph as “crude oil futures.” The price of crude oil futures is primarily affected by the demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally highly volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes).

♦	Special high-grade zinc. The spot price of zinc is primarily affected by the global demand for and supply of special high-grade zinc, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for a significant percentage of worldwide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. Growth in the production of galvanized steel will drive zinc demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

♦	Natural gas. The price of natural gas futures is primarily affected by the global demand for, and supply of, natural gas. Natural gas is used primarily for residential and commercial heating and in the production of electricity. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry. However, because natural gas can be used as a substitute for coal and oil in certain circumstances, the price of coal and oil influence the price of natural gas. The level of global industrial activity influences the demand for natural gas. The demand for natural gas has traditionally been cyclical, with higher demand during the winter months and lower demand during relatively warmer summer months. Seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the former Soviet Union, the Middle East, Europe and Africa. In general, the supply of natural gas is based on competitive market forces. Inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. The ability of production companies to supply natural gas, however, is dependent on a number of factors. Factors that affect the short term supply of natural gas include the availability of skilled workers and equipment, permitting and well development, as well as weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). In addition, production companies face more general barriers to their ability to increase the supply of natural gas, including access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

♦	Soybeans. The price of soybeans futures is primarily affected by the global demand for, and supply of, soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. The demand for soybeans is in part linked to the development of industrial and energy uses for soybeans. This includes the use of soybeans in the production of biodiesels. The supply of soybeans is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of soybeans. The United States is the world’s largest supplier of soybeans, followed by Brazil. The supply of soybeans is particularly sensitive to weather patterns in the United States and Brazil. In addition, technological advances could lead to increases in worldwide production of soybeans and corresponding decreases in the price of soybeans. Furthermore, any changes in the policies or regulations of the CBOT or other regulators could also affect the price of soybeans futures.

♦	Wheat. The price of wheat futures is primarily affected by the global demand for and supply of wheat, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Wheat prices are primarily affected by weather and crop growing conditions generally and the global demand for and supply of grain, which are driven by global grain production, population growth and economic activity. Demand for wheat is in part linked to the development of agricultural, industrial and energy uses for wheat including the use of wheat for the production of animal feed and bioethanol, which may have a major impact on worldwide demand for wheat. In addition, prices for wheat are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, and energy and, more generally, regarding fiscal and monetary issues. Wheat prices may also be influenced by or dependent on retail prices, social trends, lifestyle changes and market power. Substitution of other commodities for wheat could also impact the price of wheat. The supply of wheat is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of wheat. In addition, technological advances and scientific developments could lead to increases in worldwide production of wheat and corresponding decreases in the price of wheat. Extrinsic factors affecting wheat prices include natural disasters, pestilence, wars and political and civil upheavals.

♦	Grade A Copper. The spot price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price prices, which will influence investment decisions in new smelters.

It is not possible to predict the aggregate effect of all or any combination of these factors.

♦	The notes provide exposure to futures contracts on corn, Brent crude oil, natural gas, soybeans, wheat and WTI light sweet crude oil and not direct exposure to such commodities — The price of a futures contract reflects the expected value of the underlying commodity upon delivery in the future, whereas the spot price of the commodity reflects the immediate delivery value of that commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and its spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements of the spot price may not be reflected in the futures market (and vice versa).

In addition, the difference between a futures price and a spot price is typically greater the longer the remaining term of the futures contract (in other words, futures prices converge toward spot prices as the expiration of the futures contract nears). As a result, the commodity price of each of the futures contracts on corn, Brent crude oil, natural gas, soybeans, wheat and WTI light sweet crude oil on the final valuation date will be influenced in part by how much time remains to expiration of the futures on the final valuation date. Had the final valuation date occurred with a different length of time remaining to expiration of the futures, your return on the notes might have been more favorable.

♦	Futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets and may be affected by economic conditions in Europe and Asia — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, they will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for Brent crude oil and for futures contracts on Brent crude oil, which could adversely affect the commodity price of Brent crude oil futures and, therefore, the notes.

♦	There are risks relating to the commodity price of Brent crude oil futures being determined by ICE Futures Europe — The commodity price of Brent crude oil futures will be determined by reference to the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil (or, in some circumstances, the second nearby month futures contract for Brent crude oil), stated in U.S. dollars, as made public by ICE Futures Europe and displayed on the applicable Bloomberg page. Investments in notes linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in foreign countries, including risks of volatility in those markets and governmental intervention in those markets.

♦	A decision by ICE Futures Europe to increase margin requirements for Brent crude oil futures contracts may affect the commodity price of such basket commodity — If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the commodity price to decline significantly.

♦	On the final valuation date, the commodity price of each of special high-grade zinc and Grade A copper will be determined by reference to its official cash settlement price as determined by the London Metal Exchange (“LME”), and there are certain risks relating to the commodity price being determined by the LME — The commodity price of each of special high-grade zinc and Grade A copper will be determined by reference to its official cash settlement price as determined by the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, investments in notes linked to the value of commodities that are traded on non-U.S. exchanges, such as LME, involve risks associated with the markets in foreign countries, including risks of volatility in those markets and governmental intervention in those markets.

♦

Changes in exchange methodology may affect the value of your notes — The commodity price of each basket commodity will be determined by reference to the price determined by the relevant exchange. The relevant exchange may from time to timechange any rule or bylaw or take emergency action under its rules, any of which could adversely affect the commodity price of a basket commodity and, in turn, your investment in the notes.

♦	Legal and regulatory changes could adversely affect the return on and value of your notes — Futures contracts, including those related to corn, Brent crude oil, natural gas, soybeans, wheat and WTI light sweet crude oil, are subject to extensive statutes, regulations and margin requirements. The CFTC and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, the commodity futures exchanges have regulations designed to limit the amount of fluctuations in futures contract prices. These limits could adversely affect the market prices of futures contracts on corn, Brent crude oil, natural gas, soybeans, wheat and/or WTI light sweet crude oil.

In addition, the regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the size of the positions any person may hold in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, the CFTC has proposed rules to establish position limits that will apply to 28 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts. The limits will apply to a person’s combined position in futures, options and swaps on the relevant commodity. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for futures contracts on corn, Brent crude oil, natural gas, soybeans, wheat and/or WTI light sweet crude oil, which may, in turn, have an adverse effect on your payment at maturity. Market participants may decide, or be required to, sell their positions in futures contracts on corn, Brent crude oil, natural gas, soybeans, wheat and/or WTI light sweet crude oil as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of futures contracts on corn, Brent crude oil, natural gas, soybeans, wheat and/or WTI light sweet crude oil and therefore, the value of the notes.

♦	Holders of the notes will not benefit from regulatory protections of the Commodity Futures Trading Commission — The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell a basket commodity for the benefit of the holders of notes. An investment in the notes does not constitute an investment in a commodity or commodity futures contract, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

♦	Distortions or disruptions of market trading in a basket commodity could adversely affect the value of and return on the notes — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the commodity prices of the basket commodities and, therefore, the value of and return on the notes. In addition, if the scheduled final valuation date is not a scheduled trading day with respect to any basket commodity or a market disruption event occurs on that day with respect to any basket commodity, the final valuation date will be subject to postponement, as described under “Additional Terms of the Notes—Consequences of a Market Disruption Event; Postponement of the Final Valuation Date” in this pricing supplement. If the final valuation date is not postponed in these circumstances, the calculation agent will determine the commodity price of the affected basket commodity on the final valuation date in its discretion. The calculation agent’s determination of the final commodity price of the affected basket commodity in this circumstance may result in an unfavorable return on the notes.

♦	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment — The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

♦	Our affiliates, or UBS or its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes — Any such research, opinions or recommendations could affect the prices of the basket commodities and the value of the notes. Our affiliates, and UBS and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by our affiliates or by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. These and other activities of our affiliates or UBS or its affiliates may adversely affect the prices of the basket commodities and may have a negative impact on your interests as a holder of the notes. Investors should make their own independent investigation of the merits of investing in the notes and the basket commodities to which the notes are linked.

♦	Trading and other transactions by our affiliates, or by UBS or its affiliates, in the equity and equity derivative markets may impair the value of the notes — We have hedged our exposure under the notes through CGMI or other of our affiliates, who have entered into equity and/or equity derivative transactions, such as over-the-counter options or exchange-traded instruments, relating to the basket commodities and may adjust such positions during the term of the notes. It is possible that our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. Our affiliates and UBS and its affiliates may also engage in trading in instruments linked to the basket commodities on a regular basis as part of their respective general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the prices of the basket commodities and reduce the return on your investment in the notes. Our affiliates or UBS or its affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to the basket commodities. By introducing competing products into the marketplace in this manner, our affiliates or UBS or its affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

♦	If a commodity hedging disruption event occurs during the term of the notes, we may redeem the notes early — See “Additional Terms of the Notes—Commodity Hedging Disruption Event” in this pricing supplement for information about the events that may constitute a commodity hedging disruption event. If a commodity hedging disruption event occurs, we may redeem the notes prior to the maturity date for an amount equal to the early redemption amount determined as of the early redemption notice date. If we redeem the notes early, the amount you receive may be less than the amount you would have received if you had been able to hold the notes to maturity.

♦	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes — If certain events occur, such as market disruption events, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect what you receive at maturity. Such judgments could include, among other things, any price required to be determined under the notes. In addition, if certain events occur, CGMI will be required to make certain discretionary judgments that could significantly affect your payment at maturity. Such judgments could include, among other things:

♦	determining whether the scheduled final valuation date is a disrupted day or whether a commodity hedging disruption event has occurred;

♦	if the scheduled final valuation date is a disrupted day, determining whether to postpone the scheduled final valuation date;

♦	if the scheduled final valuation date is a disrupted day and it is not postponed, determining the commodity price of any affected basket commodity on that day;

♦	if a commodity hedging disruption event occurs, determining the early redemption amount;

♦	if the relevant exchange for a basket commodity discontinues trading in such basket commodity, selecting a successor commodity price, successor relevant exchange or successor commodity futures contract, as applicable; and

♦	if the relevant exchange for a basket commodity discontinues trading in a basket commodity or if the method of calculating a basket commodity price is changed in a material respect, determining the commodity price of such affected basket commodity on the final valuation date.

In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

Hypothetical Examples

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The diagram below illustrates your hypothetical payment at maturity for a range of hypothetical percentage changes from the initial basket level to the final basket level.

The following table and hypothetical examples below illustrate the payment at maturity per $1,000.00 stated principal amount of notes for a hypothetical range of performances for the basket from -100.00% to +100.00%. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The actual payment at maturity will be determined based on the final basket level on the final valuation date. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and in the examples below have been rounded for ease of analysis and do not reflect the actual terms of the notes, which are provided on the cover page of this pricing supplement.

Final Basket Level	Basket Return	Payment at Maturity	Total Return on Notes at Maturity(1)
200.00	100.00%	$2,300.00	130.00%
190.00	90.00%	$2,170.00	117.00%
180.00	80.00%	$2,040.00	104.00%
170.00	70.00%	$1,910.00	91.00%
160.00	60.00%	$1,780.00	78.00%
150.00	50.00%	$1,650.00	65.00%
140.00	40.00%	$1,520.00	52.00%
130.00	30.00%	$1,390.00	39.00%
120.00	20.00%	$1,260.00	26.00%
110.00	10.00%	$1,130.00	13.00%
100.00	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
40.00	-60.00%	$1,000.00	0.00%
30.00	-70.00%	$1,000.00	0.00%
20.00	-80.00%	$1,000.00	0.00%
10.00	-90.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

1 The “Total Return on Notes at Maturity” is calculated as (a) the payment at maturity per note minus the $1,000.00 issue price per note divided by (b) the $1,000.00 issue price per note.

Example 1 — The final basket level of 110.00 is greater than the initial basket level of 100.00, resulting in an basket return of 10.00%. Because the basket return is 10.00%, Citigroup Global Markets Holdings Inc. would pay you the stated principal amount plus a return equal to 13.00%, resulting in a payment at maturity of $1,130.00 per $1,000.00 stated principal amount of notes (a total return at maturity of 13.00%*), calculated as follows:

$1,000.00 × (1 + (basket return × upside gearing))

$1,000.00 × (1 + (10.00% × 1.30)) = $1,130.00

Example 2 — The final basket level of 50.00 is less than the initial basket level of 100.00 (resulting in an basket return of -50.00%). Because the basket return is negative, Citigroup Global Markets Holdings Inc. would pay you the $1,000.00 stated principal amount per note (a total return at maturity of 0.00%*).

If the final basket level is less than the initial basket level, the issuer will repay you the $1,000.00 stated principal amount per note at maturity, but you will not receive any return on your investment. Any payment on the notes, including any repayment of the stated principal amount at maturity, is subject to the creditworthiness of the issuer and the guarantor, and if the issuer and the guarantor were to default on their obligations, you could lose your entire investment.

* The total return at maturity is calculated as (a) the payment at maturity per note minus the $1,000.00 issue price per note divided by (b) the $1,000.00 issue price per note.

The Basket Commodities

Because the basket exists solely for purposes of these notes, historical information on the performance of the basket does not exist for dates prior to the trade date for these notes. The graph below sets forth the hypothetical historical daily levels of the basket for the period from January 3, 2012 to May 9, 2022, assuming that the basket was created on January 3, 2012 with the same basket commodities and corresponding weights in the basket and with a level of 100 on that date. The hypothetical performance of the basket is based on the actual commodity prices of the basket commodities on the applicable dates. We obtained these values from Bloomberg L.P., without independent verification. Any historical trend in the level of the basket during the period shown below is not an indication of the performance of the basket during the term of the notes.

Corn Futures

Corn futures contracts trade on the Chicago Board of Trade (“CBOT”). The commodity price of corn futures on any day is the settlement price per bushel of deliverable grade corn on the Chicago Board of Trade (“CBOT”) of the first nearby futures contract, stated in U.S. cents, as made public by the CBOT and displayed on Bloomberg Page “C 1 <CMDTY>” on that day; provided that such day is two business days prior to both the first notice date and the last trade date (all as specified by the CBOT); after any of these dates, the settlement price of the second nearby futures contract is referenced.

A corn futures contract trades on the CBOT in 5,000 bushel increments, and delivery is on the No. 2 yellow corn at par with substitutions deliverable at various differentials established by the exchange. Contract months are March, May, July, September and December. The CBOT determines an official settlement price for corn futures contracts on each trading day as of 2:15 p.m., New York time. The daily settlement price of the nearest-to-expiration corn futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:14:00 and 2:15:00 p.m., New York City time. The daily settlement price of the next expiring corn futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the nearest-to-expiration contract and the next expiring contract between 2:14:00 and 2:15:00 p.m., New York City time, using the daily settlement price of the nearest-to-expiration contract as the anchor price and adding to it the spread.

The graph below illustrates the performance of corn futures from January 3, 2012 to May 9, 2022. The commodity price of corn futures on May 9, 2022 was $772.00. We obtained the commodity prices of corn futures from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of corn futures should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of corn futures. We cannot give you assurance that the performance of corn futures will result in a positive return on your initial investment.

Brent Crude Oil Futures

Brent crude oil futures contracts trade on ICE Futures Europe (the “ICE”). The commodity price of Brent crude oil futures on any day is the settlement price of per metric barrel of deliverable grade Brent blend crude oil on the ICE of the first nearby futures contract stated in U.S. Dollars as made public by the ICE and displayed on Bloomberg Page “CO1 <CMDTY>” on that day.

The Brent crude oil futures contract represents the right to receive a future delivery of 1,000 net barrels of Brent blend crude oil per unit and is quoted at a price that represents one barrel of Brent blend crude oil. The delivery point of crude oil underlying the contract is Sullom Voe, Scotland. The Brent crude oil futures contract is a deliverable contract based on an Exchange of Futures for Physical (“EFP”) delivery mechanism with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration against a physical price index. Trading in a given futures contract will cease at the end of the designated settlement period on the last business day of the second month preceding the relevant contract month (e.g., the futures contract that is settled in March will cease trading on the last business day of January). The official settlement price is determined by ICE Futures Europe based on the weighted average price of trades during a two minute settlement period from 19:28:00, London time.

The graph below illustrates the performance of Brent crude oil futures from January 3, 2012 to May 9, 2022. The commodity price of Brent crude oil futures on May 9, 2022 was $105.94. We obtained the commodity prices of Brent crude oil futures from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of Brent crude oil futures should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of Brent crude oil futures. We cannot give you assurance that the performance of Brent crude oil futures will result in a positive return on your initial investment.

Special High-Grade Zinc

Special high-grade zinc trades on the London Metal Exchange (the “LME”). The commodity price of special high-grade zinc on any day is the settlement price of per tonne of special high grade zinc on the LME deliverable in two days, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg Page “LOZSDY <CMDTY>” on that day.

The graph below illustrates the performance of special high-grade zinc from January 3, 2012 to May 9, 2022. The commodity price of special high-grade zinc on May 9, 2022 was $3,655.00. We obtained the commodity prices of special high-grade zinc from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of special high-grade zinc should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of special high-grade zinc. We cannot give you assurance that the performance of special high-grade zinc will result in a positive return on your initial investment.

Natural Gas Futures

Natural gas futures contracts trade on the New York Mercantile Exchange (the “NYMEX”). The commodity price of natural gas futures on any day is the settlement price of per MMBTU of deliverable grade natural gas on the NYMEX of the first nearby futures contract stated in U.S. dollars as made public by the NYMEX and displayed on Bloomberg Page “NG1 <CMDTY>” on that day.

A natural gas futures contract traded on the NYMEX is an agreement to buy or sell 10,000 million British thermal units (as defined under the NYMEX’s rules) within a specified expiration month in the future at a price specified at the time of entering into the contract. The price of the natural gas contract is based on delivery at the Henry Hub, which refers to piping and related facilities owned and/or leased by Sabine Pipe Line LLC near Erath, Louisiana. Natural gas trades in contracts for 10,000 million British thermal units and must meet the specifications set forth in the FERC-approved tariff of Sabine Pipe Line LLC as then in effect at the time of delivery.

The NYMEX determines an official settlement price for natural gas futures contracts on each trading day as of 2:30 p.m., New York City time. The daily settlement price of the nearest-to-expiration NYMEX natural gas futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:28:00 and 2:30:00 p.m., New York City time. The daily settlement price of the next expiring NYMEX natural gas futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the nearest-to-expiration contract and the next expiring contract between 2:28:00 and 2:30:00 p.m., New York City time, using the daily settlement price of the nearest-to-expiration contract as the anchor price and adding to it the spread.

The graph below illustrates the performance of natural gas futures from January 3, 2012 to May 9, 2022. The commodity price of natural gas futures on May 9, 2022 was $7.026. We obtained the commodity prices of natural gas futures from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of natural gas futures should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of natural gas futures. We cannot give you assurance that the performance of natural gas futures will result in a positive return on your initial investment.

Soybeans Futures

Soybeans futures contracts trade on the CBOT. The commodity price of soybeans futures on any day is the settlement price per bushel of deliverable grade soybeans on the CBOT of the first nearby futures contract, stated in U.S. cents, as made public by the CBOT and displayed on Bloomberg Page “S 1 <CMDTY> CT” on that day; provided that such day is two business days prior to both the first notice date and the last trade date (all as specified by the CBOT); after any of these dates, the settlement price of the second nearby futures contract is referenced.

A soybean futures contract trades on the CBOT in 5,000 bushel increments, and delivery is on the No. 2 yellow soybean at par with substitutions deliverable at various differentials established by the exchange. Contract months are January, March, May, July, August, September and November. The CBOT determines an official settlement price for soybean futures contracts on each trading day as of 2:15 p.m., New York time. The daily settlement price of the nearest-to-expiration soybean futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:14:00 and 2:15:00 p.m., New York City time. The daily settlement price of the next expiring soybeans futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the nearest-to-expiration contract and the next expiring contract between 2:14:00 and 2:15:00 p.m., New York City time, using the daily settlement price of the nearest-to-expiration contract as the anchor price and adding to it the spread.

The graph below illustrates the performance of soybeans futures from January 3, 2012 to May 9, 2022. The commodity price of soybeans futures on May 9, 2022 was $1585.25. We obtained the commodity prices of soybeans futures from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of soybeans futures should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of soybeans futures. We cannot give you assurance that the performance of soybeans futures will result in a positive return on your initial investment.

Wheat Futures

Wheat futures contracts trade on the CBOT. The commodity price of wheat futures on any day is the settlement price per bushel of deliverable grade wheat on the CBOT of the first nearby futures contract, stated in U.S. cents, as made public by the CBOT on that day; provided that such day is two business days prior to both the first notice date and the last trade date (all as specified by the CBOT); after any of these dates, the settlement price of the second nearby futures contract is referenced.

A wheat futures contract trades on the CBOT in 5,000 bushel increments, and delivery is on the #2 soft red winter wheat (also called Chicago wheat) at par with substitutions deliverable at various differentials established by the exchange. Contract months are March, May, July, September and December. The CBOT determines an official settlement price for wheat futures contracts on each trading day as of 2:15 p.m., New York time. The daily settlement price of the nearest-to-expiration wheat futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:14:00 and 2:15:00 p.m., New York City time. The daily settlement price of the next expiring wheat futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the nearest-to-expiration contract and the next expiring contract between 2:14:00 and 2:15:00 p.m., New York City time, using the daily settlement price of the nearest-to-expiration contract as the anchor price and adding to it the spread.

The graph below illustrates the performance of wheat futures from January 3, 2012 to May 9, 2022. The commodity price of wheat futures on May 9, 2022 was $1092.75. We obtained the commodity prices of wheat futures from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of wheat futures should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of wheat futures. We cannot give you assurance that the performance of wheat futures will result in a positive return on your initial investment.

WTI Light Sweet Crude Oil Futures

WTI light sweet crude oil futures contracts trade on the NYMEX. The commodity price of WTI light sweet crude oil futures on any day is the settlement price of per metric barrel of deliverable grade West Texas Intermediate light sweet crude oil on the NYMEX of the first nearby futures contract stated in U.S. dollars as made public by the NYMEX and displayed on Bloomberg Page “CL1 <CMDTY>” on that day.

A WTI light sweet crude oil futures contract traded on the NYMEX is an agreement to buy or sell 1,000 barrels of light sweet crude oil (as defined under the NYMEX’s rules) within a specified expiration month in the future at a price specified at the time of entering into the contract. At any given time, the NYMEX lists light sweet crude oil futures contracts with expiration months occurring in each month over the next ten years (and less frequently thereafter).

The NYMEX determines an official settlement price for NYMEX light sweet crude oil futures contracts on each trading day as of 2:30 p.m., New York City time. The daily settlement price of the nearest-to-expiration NYMEX light sweet crude oil futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:28:00 and 2:30:00 p.m., New York City time. The daily settlement price of the next expiring NYMEX light sweet crude oil futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the nearest-to-expiration contract and the next expiring contract between 2:28:00 and 2:30:00 p.m., New York City time, using the daily settlement price of the nearest-to-expiration contract as the anchor price and adding to it the spread.

The graph below illustrates the performance of WTI light sweet crude oil futures from January 3, 2012 to May 9, 2022. The commodity price of WTI light sweet crude oil futures on May 9, 2022 was $103.09. We obtained the commodity prices of WTI light sweet crude oil futures from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of WTI light sweet crude oil futures should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of WTI light sweet crude oil futures. We cannot give you assurance that the performance of WTI light sweet crude oil futures will result in a positive return on your initial investment.

Grade A Copper

Grade A copper trades on the London Metal Exchange (the “LME”). The commodity price of Grade A copper on any day is the settlement price of per tonne of Cash Copper Grade A on the LME deliverable in two days, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg Page “LOCADY <CMDTY>” on that day.

The graph below illustrates the performance of Grade A copper from January 3, 2012 to May 9, 2022. The commodity price of Grade A copper on May 9, 2022 was $9,160.00. We obtained the commodity prices of Grade A copper from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of Grade A copper should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of Grade A copper. We cannot give you assurance that the performance of Grade A copper will result in a positive return on your initial investment.

Additional Terms of the Notes

General

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

For purposes of this section, each of corn futures, Brent crude oil futures, natural gas futures, soybeans futures, wheat futures and WTI light sweet crude oil futures is referred to as a “commodity futures contract” and each of special high-grade zinc and Grade A copper is referred to as a “spot commodity.”

Determining the Commodity Price of a Basket Commodity

Except as otherwise specified under “—Consequences of a Market Disruption Event; Postponement of the Final Valuation Date” or “—Discontinuation of Trading of any Basket Commodity on the Relevant Exchange; Alternative Method of Calculation” below, the “commodity price” for a basket commodity on any day, means:

•	in respect of corn futures, the settlement price per bushel of deliverable grade corn on the Chicago Board of Trade (“CBOT”) of the first nearby futures contract, stated in U.S. cents, as made public by the CBOT and displayed on Bloomberg Page “C 1 <CMDTY>” on that day; provided that such day is two business days prior to both the first notice date and the last trade date (all as specified by the CBOT); after any of these dates, the settlement price of the second nearby futures contract is referenced;

•	in respect of Brent blend crude oil futures, the settlement price of per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (the “ICE”) of the first nearby futures contract stated in U.S. Dollars as made public by the ICE and displayed on Bloomberg Page “CO1 <CMDTY>” on that day;

•	in respect of zinc, the settlement price of per tonne of special high grade zinc on the London Metal Exchange (“LME”) deliverable in two days, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg Page “LOZSDY <CMDTY>” on that day;

•	in respect of natural gas futures, the settlement price of per MMBTU of deliverable grade natural gas on the NYMEX of the first nearby futures contract stated in U.S. dollars as made public by the NYMEX and displayed on Bloomberg Page “NG1 <CMDTY>” on that day;

•	in respect of soybeans futures, the settlement price per bushel of deliverable grade soybeans on the CBOT of the first nearby futures contract, stated in U.S. cents, as made public by the CBOT and displayed on Bloomberg Page “S 1 <CMDTY> CT” on that day; provided that such day is two business days prior to both the first notice date and the last trade date (all as specified by the CBOT); after any of these dates, the settlement price of the second nearby futures contract is referenced;

•	in respect of wheat futures, the settlement price per bushel of deliverable grade wheat on the CBOT of the first nearby futures contract, stated in U.S. cents, as made public by the CBOT on that day; provided that such day is two business days prior to both the first notice date and the last trade date (all as specified by the CBOT); after any of these dates, the settlement price of the second nearby futures contract is referenced;

•	in respect of West Texas Intermediate light sweet crude oil futures, the settlement price of per metric barrel of deliverable grade West Texas Intermediate light sweet crude oil on the NYMEX of the first nearby futures contract stated in U.S. dollars as made public by the NYMEX and displayed on Bloomberg Page “CL1 <CMDTY>” on that day; and

•	in respect of copper, the settlement price of per tonne of Cash Copper Grade A on the LME deliverable in two days, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg Page “LOCADY <CMDTY>” on that day.

Consequences of a Market Disruption Event; Postponement of the Final Valuation Date

If the scheduled final valuation date is not a scheduled trading day with respect to any basket commodity, the final valuation date will be postponed with respect to the affected basket commodity to the next succeeding day that is a scheduled trading day with respect to the affected basket commodity. In addition, if the scheduled final valuation date is not a trading day with respect to any basket commodity or a market disruption event occurs or is continuing on the scheduled final valuation date with respect to any basket commodity (such scheduled final valuation date, a “disrupted day” with respect to the affected basket commodity), the calculation agent may, but is not required to, postpone the final valuation date with respect to the affected basket commodity to the next succeeding trading day with respect to the affected basket commodity that is not a disrupted day with respect to that basket commodity. However, in no event will the scheduled final valuation date with respect to a basket commodity be postponed more than five trading days after the originally scheduled final valuation date as a result of a disrupted day occurring on the scheduled final valuation date. If the final valuation date is a disrupted day with respect to a basket commodity and the final valuation date with respect to such basket commodity is not postponed, then the commodity price of the affected basket commodity on the final valuation date will be the calculation agent’s good faith estimate of the commodity price of such affected basket commodity on the final valuation date that would have prevailed but for the final valuation date being a disrupted day. The postponement of the final valuation date with respect to one basket commodity will not affect the final valuation date for any other basket commodity.

If the last final valuation date for any basket commodity is postponed so that it falls fewer than three business days prior to the scheduled maturity date, the maturity date will be postponed to the third business day after the last final valuation date as postponed. If the scheduled maturity date is not a business day, the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if made on the originally scheduled maturity date. No interest will be payable as a result of the delay in payment.

A “scheduled trading day” means:

•	with reference to any spot commodity, a day, as determined by the calculation agent, on which the relevant exchange for such spot commodity is scheduled to be open for regular trading and each related exchange for such spot commodity is scheduled to be open for trading during its regular trading session; and

•	with reference to any commodity futures contract, a day, as determined by the calculation agent, on which the relevant exchange for such commodity futures contract is scheduled to open for trading for its regular trading session.

A “trading day” means:

•	with reference to any spot commodity, a day, as determined by the calculation agent, on which the relevant exchange for such spot commodity is open for regular trading and each related exchange for such spot commodity is open for trading during its regular trading session; and

•	with reference to any commodity futures contract, a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange for such commodity futures contract.

The “relevant exchange” means:

•	with reference to futures contracts on corn, soybeans or wheat, the CBOT or, if there is a successor commodity futures contract to such futures underlying the notes, the primary exchange or market of trading for the successor commodity futures contract;

•	with reference to Brent crude oil futures, the ICE or, if there is a successor commodity futures contract to such futures underlying the notes, the primary exchange or market of trading for the successor commodity futures contract;

•	with reference to special high-grade zinc or Grade A copper, the LME or any successor relevant exchange; and

•	with reference to futures contracts on natural gas or WTI light sweet crude oil, the NYMEX or, if there is a successor commodity futures contract to such futures underlying the notes, the primary exchange or market of trading for the successor commodity futures contract.

A “related exchange” means, with reference to any spot commodity, any exchange where trading has a material effect on the overall market for futures or options contracts relating to such spot commodity, as determined by the calculation agent.

With reference to any spot commodity, “market disruption event” means:

•	any material suspension, absence or limitation of trading in (i) such spot commodity on the relevant exchange for such spot commodity or (ii) futures or options contracts relating to such spot commodity on any related exchange for such spot commodity;

•	any event that materially disrupts or impairs the ability of market participants to effect transactions in, or obtain market values for, (i) such spot commodity on the relevant exchange for such spot commodity or (ii) futures or options contracts relating to such spot commodity on any related exchange for such spot commodity;

•	the closure prior to the scheduled weekday closing time (without regard to after hours or any other trading outside of the regular trading session hours) of any related exchange for such spot commodity; or

•	the commodity price of such spot commodity is not published.

With reference to any commodity futures contract, “market disruption event” means:

•	any material suspension, absence or limitation of trading in such commodity futures contract on the relevant exchange for such commodity futures contract;

•	any event that materially disrupts or impairs the ability of market participants to effect transactions in, or obtain market values for, such commodity futures contract;

•	the commodity price of such commodity futures contract is a “limit price,” meaning that the commodity price of such commodity futures contract for a day has increased or decreased from the previous day’s commodity price by the maximum amount permitted under the rules of the relevant exchange for such commodity futures contract; or

•	a failure by the relevant exchange or other price source for such commodity futures contract to announce or publish the commodity price of such commodity futures contract.

Commodity Hedging Disruption Event

If, on any day during the term of the notes up to but excluding the final valuation date, the calculation agent determines that a commodity hedging disruption event has occurred, we will have the right, but not the obligation, to redeem the notes, in whole and not in part, by providing written notice of our election to exercise that right to the trustee (the date of such notice, the “early redemption notice date”) on a redemption date of our election that is no later than the 30th business day immediately following the early redemption notice date or earlier than the fifth business day following the early redemption notice date. A commodity hedging disruption event need not be continuing on the early redemption notice date or on the redemption date. The amount due and payable on the notes upon such redemption will be equal to the early redemption amount determined as of the early redemption valuation date.

A “commodity hedging disruption event” means any event or condition following which we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any security, option, future, derivative, currency, instrument, transaction, asset or arrangement that the calculation agent deems necessary to hedge the risk of entering into and performing our obligations with respect to the notes, whether in the aggregate on a portfolio basis or incrementally on a trade by trade basis (each a “hedge position”) or (ii) realize, recover or remit the proceeds of any such hedge position, in each case including (without limitation) if those hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any basket commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards that limit).

The “early redemption amount” will be the greater of (i) the fair value of the notes determined by the calculation agent as of the early redemption valuation date in good faith and in a manner based upon (but not necessarily identical to) CGMI’s then contemporaneous practices for determining a secondary market bid price for the notes and similar instruments, taking into account the commodity hedging disruption event that has occurred and (ii) the stated principal amount of the notes. In determining the early redemption amount, the calculation agent may take into account proprietary pricing models and may make adjustments to those models or inputs to those models in good faith and in a commercially reasonable manner. The calculation agent may also take into account other facts, whether or not unique to us or our affiliates, in determining the early redemption amount so long as it is in good faith and commercially reasonable. See “Summary Risk Factors--If a commodity hedging disruption event occurs during the term of the notes, we may redeem the notes early” in this pricing supplement.

The “early redemption valuation date” is the early redemption notice date.

Under the terms of the notes, the calculation agent will be required to exercise discretion under certain circumstances, including (i) determining whether a market disruption event or a commodity hedging disruption event has occurred; (ii) if the scheduled final valuation date is a disrupted day with respect to a basket commodity, determining whether to postpone the final valuation date; (iii) if a final valuation date is a disrupted day with respect to a basket commodity and the final valuation date is not postponed, determining the commodity price of the affected basket commodity on that day; (iv) if a commodity hedging disruption event occurs, determining the early redemption amount; and (v) in respect to any spot commodity, if trading in, or physical delivery of, such spot commodity is discontinued on the relevant exchange for such spot commodity, or if the commodity price is no longer made available by the original price source, determining a successor relevant exchange or a successor commodity price, as applicable, for such spot commodity. In exercising this discretion, the calculation agent will be required to act in good faith and in a commercially reasonable manner, but it may take into account any factors it deems relevant, including, without limitation, whether the applicable event materially interfered with our or our affiliates’ ability to adjust or unwind all or a material portion of any hedge with respect to the notes.

Discontinuation of Trading of any Basket Commodity on the Relevant Exchange; Alternative Method of Calculation

Spot commodities

In reference to any spot commodity, if the relevant exchange for such spot commodity discontinues trading in, or physical delivery of, such spot commodity and such spot commodity is traded, or physical delivery is effectuated, on another exchange or in another market (with respect to such spot commodity, a “successor relevant exchange”) or if the commodity price of such spot commodity is no longer made available by the original price source and a price for such spot commodity is available from another source (with respect to such spot commodity, a “successor commodity price”), the calculation agent may, in its sole discretion, determine the commodity price of such spot commodity on the final valuation date by reference to the price of such spot commodity on that successor relevant exchange or by reference to that successor commodity price, as applicable, on that day. In such event, the calculation agent will make such adjustments to any commodity price of such spot commodity used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor relevant exchange or a successor commodity price with respect to a spot commodity, the calculation agent will cause written notice thereof to be promptly furnished to us and to the holders of the notes.

If the relevant exchange with respect to a spot commodity discontinues trading in, or physical delivery of, such spot commodity, or if the commodity price of a spot commodity is no longer made available by the original price source of such spot commodity prior to, and that discontinuation is continuing on, the final valuation date, and the calculation agent determines, in its sole discretion, that no successor relevant exchange or no successor commodity price, as applicable, for such spot commodity is available at that time, or if the calculation agent has previously selected a successor relevant exchange for a spot commodity and trading in, or the physical delivery of, such spot commodity on that successor relevant exchange is discontinued prior to, and that discontinuation is continuing on, the final valuation date, or if the calculation agent has previously selected a successor commodity price for a spot commodity and that successor commodity price is no longer available by its price source prior to the final valuation date, then the calculation agent will determine the commodity price of such spot commodity for that date in good faith and in a commercially reasonable manner.

Notwithstanding these alternative arrangements, discontinuation of trading in, or physical delivery of, a spot commodity on the relevant exchange for such spot commodity may adversely affect the value of the notes.

If at any time the method of calculating the commodity price or successor commodity price, as applicable, of a spot commodity is changed in a material respect by the relevant exchange for such spot commodity, or if the reporting thereof is in any other way modified so that the commodity price of such spot commodity does not, in the opinion of the calculation agent, fairly represent the value of such spot commodity, the calculation agent will, at the close of business in New York City on each day on which the commodity price of such spot commodity is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for such spot commodity. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the notes.

Commodity futures contracts

In reference to any commodity futures contract, if the relevant exchange for such commodity futures contract discontinues trading in such commodity futures contract, the calculation agent may, in its sole discretion, replace such commodity futures contract traded on the relevant exchange for such commodity futures contract with another futures contract that references the commodity underlying such commodity futures contract and that the calculation agent, in its sole discretion, determines to be substantially similar to the discontinued commodity futures contract (such replacement futures contract will be referred to herein as a “successor commodity futures contract”), and the commodity price of such commodity futures contract on the final valuation date will be determined by reference to the official settlement price of the successor commodity futures contract for such commodity futures contract on the relevant exchange for such successor commodity futures contract on that day. In such event, the calculation agent will make such adjustments to any price of such commodity futures contract used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor commodity futures contract with respect to a commodity futures contract, the calculation agent will cause written notice thereof to be promptly furnished to us and to the holders of the notes.

If the relevant exchange with respect to a commodity futures contract discontinues trading in such commodity futures contract prior to, and that discontinuation is continuing on, the final valuation date, and the calculation agent determines, in its sole discretion, that no successor commodity futures contract for such commodity futures contract is available at that time, or if the calculation agent has previously selected a successor commodity futures contract for a commodity futures contract and trading in such successor commodity futures contract is discontinued prior to, and that discontinuation is continuing on, the final valuation date, then the calculation agent will determine the commodity price of such commodity futures contract or a successor commodity futures contract for such commodity futures contract, as applicable, for that date in its sole discretion.

Notwithstanding these alternative arrangements, discontinuation of trading of a commodity futures contract on the relevant exchange for such commodity futures contract may adversely affect the value of the notes.

If at any time the method of calculating the commodity price or a successor commodity futures contract, as applicable, of a commodity futures contract is changed in a material respect by the relevant exchange for such commodity futures contract, or if the reporting thereof is in any other way modified so that the commodity price of such commodity futures contract does not, in the opinion of the calculation agent, fairly represent the value of such commodity futures contract or a successor commodity futures contract for such commodity futures contract, as applicable, the calculation agent will, at the close of business in New York City on each day on which the commodity price for such commodity futures contract or a successor commodity futures contract for such commodity futures contract, as applicable, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for such commodity futures contract or a successor commodity futures contract for such commodity futures contract, as applicable. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the notes.

Events of Default and Acceleration

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the payment at maturity, calculated as though the final valuation date were the date of such acceleration.

In case of default in payment at maturity of the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Calculation Agent

The calculation agent for the notes will be CGMI, an affiliate of Citigroup Global Markets Holdings Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc. and the holders of the notes. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

CBOT Notice

In reference to futures contracts on corn, soybeans and wheat, the notes are not sponsored, endorsed, sold or promoted by CBOT. CBOT makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of CBOT commodity futures prices to track general commodity market performance. CBOT has no relationship to Citigroup Global Markets Holdings Inc. or any of its affiliates and CBOT commodity futures prices are determined, composed and calculated by CBOT without regard to Citigroup Global Markets Holdings Inc. or any of its affiliates or the notes. CBOT has no obligation to take the needs of Citigroup Global Markets Holdings Inc. or any of its affiliates or the holders of the notes into consideration in determining, composing or calculating any CBOT commodity futures commodity price. CBOT is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. CBOT has no obligation or liability in connection with the administration, marketing or trading of the notes.

CBOT does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the CBOT commodity futures prices used in computing the return on the notes. CBOT makes no warranty, express or implied, as to results to be obtained by Citigroup Global Markets Holdings Inc. or any of its affiliates, holders of the notes, or any other person or entity from the use of the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the CBOT commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall CBOT have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

ICE Notice

In reference to Brent crude oil futures, the notes are not sponsored, endorsed, sold or promoted by ICE. ICE makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of ICE commodity futures prices to track general commodity market performance. ICE has no relationship to Citigroup Global Markets Holdings Inc. or any of its affiliates and ICE commodity futures prices are determined, composed and calculated by ICE without regard to Citigroup Global Markets Holdings Inc. or any of its affiliates or the notes. ICE has no obligation to take the needs of Citigroup Global Markets Holdings Inc. or any of its affiliates or the holders of the notes into consideration in determining, composing or calculating any ICE commodity futures commodity price. ICE is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. ICE has no obligation or liability in connection with the administration, marketing or trading of the notes.

ICE does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the ICE commodity futures prices used in computing the return on the notes. ICE makes no warranty, express or implied, as to results to be obtained by Citigroup Global Markets Holdings Inc. or any of its affiliates, holders of the notes, or any other person or entity from the use of the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the ICE commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall ICE have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

LME Notice

In reference to special high-grade zinc and Grade A copper, the notes are not sponsored, endorsed, sold or promoted by the LME or by any member thereof. The LME makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the LME commodity cash settlement price to track general market performance of such spot commodity. The LME has no obligation to take the needs of Citigroup Global Markets Holdings Inc. or any of its affiliates or investors in the notes into consideration in determining the cash settlement price of any spot commodity. The LME is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The LME has no obligation or liability in connection with the administration, marketing or trading of the notes.

NYMEX Notice

In reference to futures contracts on natural gas and WTI light sweet crude oil, the notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to Citigroup Global Markets Holdings Inc. or any of its affiliates and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to Citigroup Global Markets Holdings Inc. or any of its affiliates or the notes. NYMEX has no obligation to take the needs of Citigroup Global Markets Holdings Inc. or any of its affiliates or the holders of the notes into consideration in determining, composing or calculating any NYMEX commodity futures commodity price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the NYMEX commodity futures prices used in computing the return on the notes. NYMEX makes no warranty, express or implied, as to results to be obtained by Citigroup Global Markets Holdings Inc. or any of its affiliates, holders of the notes, or any other person or entity from the use of the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the lead agent for the sale of the notes, will not receive an underwriting discount for any note sold in this offering. UBS, as agent for sales of the notes, has agreed to purchase from CGMI, and CGMI has agreed to sell to UBS, all of the notes sold in this offering for $1,000.00 per note. UBS proposes to offer the notes to the public at a price of $1,000.00 per note. UBS will not receive any underwriting discount for any note it sells in this offering. Investors that purchase and hold the notes in fee-based advisory accounts will pay advisory fees to UBS based on the amount of assets held in those accounts. If all of the notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

During a temporary adjustment period immediately following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period. CGMI currently expects that the temporary adjustment period will be approximately three months, but the actual length of the temporary adjustment period may be shortened due to various factors, such as the volume of secondary market purchases of the notes and other factors that cannot be predicted. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Benefit Plan Investor Considerations

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)       the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)       we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)       any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)       our interests are adverse to the interests of the purchaser or holder; and

(v)       neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of CGMI or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

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